EXHIBIT 1(c)


SMITH BARNEY SHEARSON ADJUSTABLE RATE GOVERNMENT INCOME FUND

AMENDMENT NO. 2 TO THE FIRST AMENDED AND RESTATED MASTER TRUST
AGREEMENT
(Change of Name of the Fund and Change of Emeritus Policy)


The undersigned, Assistant Secretary of Smith Barney Shearson Adjustable Rate Government Income Fund (the "Fund"), does hereby certify that pursuant to Article I, Section 1.1 and Article VII, Section 7.3 of the First Amended and Restated Master Trust Agreement dated November 5, 1992 ("Master Trust Agreement"), which amended and restated the Master Trust Agreement of the Fund dated 7, 1992, the following votes were duly adopted by the Board of Trustees at a regular Meeting of the Board held on July 21, 994:

(Change of Name of the Fund)

VOTED:   That the name of the Fund previously established and
designated pursuant to the Fund's Master Trust Agreement be modified and amended as set forth below:

Current Name: Smith Barney Shearson Adjustable Rate Government Income Fund Name as Amended: Smith Barney Adjustable Rate Government Income Fund;

and further

(Change of Emeritus Policy)

VOTED:   That Article III, Sections 3.1(d) and 3.1(j) of the Fund's
Master Trust Agreement be and are hereby amended and restated in their entirety as follows:

Section 3.1(d)

A Trustee who has reached the age of seventy two (72) years may elect the status of Trustee Emeritus provided that the Trustee has served for ten(10) years as a member of the Fund's Board of Trustees or of the Board of Trustees of another investment company distributed, advised or administered by an entity under common control with the Fund's distributor, investment adviser or administrator. Upon reaching eighty (80) years of age, a Trustee must elect status as a Trustee Emeritus. (The foregoing provisions shall not be deemed to restrict a Trustee's ability to resign.)

Section 3.1(j)

A Board Member designated as a Trustee Emeritus may attend meetings of the Board of Trustees, however, he or she shall have no voting rights and shall not be under a duty to manage or direct the business and affairs of the Fund. A Trustee Emeritus shall not be deemed to stand in a fiduciary relation to the Fund and shall not be responsible to discharge the duties of a Trustee or to exercise that diligence, care or skill which a Trustee would ordinarily be required to exercise under applicable laws. In addition, a Trustee Emeritus shall be indemnified to the full extent that an officer or Trustee of the Fund may be indemnified under the Fund's governing documents and applicable state and federal laws.

As long as a Board Member is a Trustee Emeritus, but in no event for more than a period of ten(10) years, provided the Fund has net assets in excess of $100 million, a Trustee Emeritus will receive 50% of the annual retainer and annual meeting fees paid to active Board Members. In any event, a Trustee Emeritus shall be entitled to reasonable out-of-pocket expenses for each meeting attended; and further

VOTED:   That the appropriate officers of the Fund be, and each hereby is, authorized to execute and file any notices required to be filed reflecting the foregoing changes; to execute amendments to the Fund's Master Trust Agreement and By-Laws reflecting the foregoing change; and to execute and file all requisite certificates, documents and instruments and to take such other actions required to cause said amendment to become effective and to pay all requisite fees and expenses incident thereto.


IN WITNESS WHEREOF, the undersigned has hereunto set his hand this 14th day of October, 1994.

/s/ Lee D. Augsburger
    Lee D. Augsburger
    Assistant Secretary